SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 55)

TRANSCONTINENTAL REALTY INVESTORS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

893617-20-9

(CUSIP Number)

Daniel J. Moos

1603 LBJ Freeway, Suite 800

Dallas, Texas 75234

(469) 522-4200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1

1)	Names of Reporting Person

Transcontinental Realty Acquisition Corporation

. . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ..

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . .

(b) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . .

3)       SEC Use Only . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

WC

4)       Source of Funds (See Instructions) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Nevada

6)       Citizenship or Place of Organization .. . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

1,383,226

7)       Sole Voting Power ..............................................................................................

Number of          ___________________________________________________________________________

Shares

                                                                                                -0-

Beneficially        8)       Shared Voting Power ..........................................................................................

Owned by          ___________________________________________________________________________

Each Reporting

                                                                                              1,383,226

Person With      9)       Sole Dispositive Power .......................................................................................

___________________________________________________________________________

-0-

10)      Shared Dispositive Power ...................................................................................

1,383,226

11)	Aggregate Amount Beneficially Owned by Each Reporting Person . . . . . . . . . .. . . . . . . . . . . . .

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) . . . . .

. . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

15.87%

13)	Percent of Class Represented by Amount in Row (11) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

CO

14)       Type of Reporting Person (See Instructions) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

2

1)	Names of Reporting Person

American Realty Investors, Inc.

. . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . .

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . .

(b) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . .

3)       SEC Use Only . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

WC

4)       Source of Funds (See Instructions) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Nevada

6)       Citizenship or Place of Organization .. . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

5,383,192*

7)       Sole Voting Power ..............................................................................................

Number of          ___________________________________________________________________________

Shares

                                                                                                -0-

Beneficially        8)       Shared Voting Power ..........................................................................................

Owned by          ___________________________________________________________________________

Each Reporting

                                                                                              5,383,192*

Person With      9)       Sole Dispositive Power .......................................................................................

___________________________________________________________________________

-0-

10)      Shared Dispositive Power ...................................................................................

6,771,718**

11)	Aggregate Amount Beneficially Owned by Each Reporting Person . . . . . . . . . .. . . . . . . . . . . . .

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) . . . . .

. . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

77.68%

13)	Percent of Class Represented by Amount in Row (11) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

CO

14)       Type of Reporting Person (See Instructions) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

*       5,384,194 was previously reported in Amendment No. 54, but upon recent review of accounts, a 1,000 share error was discovered, which shares are actually held by Arcadian Energy, Inc.

** Includes 1,383,226 Shares (15.87%) owned by Transcontinental Realty Acquisition Corporation, which is wholly owned by American Realty Investors, Inc.; also includes 5,300 shares (0.06%) owned by EQK Holdings, Inc., which is wholly owned by American Realty Investors, Inc.

3

1)	Names of Reporting Person

Realty Advisors, Inc.

. . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ..

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . .

(b) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . .

3)       SEC Use Only . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

WC

4)       Source of Funds (See Instructions) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . .

Nevada

6)       Citizenship or Place of Organization .. . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

341,200

7)       Sole Voting Power ..............................................................................................

Number of          ___________________________________________________________________________

Shares

                                                                                                -0-

Beneficially        8)       Shared Voting Power ..........................................................................................

Owned by          ___________________________________________________________________________

Each Reporting

                                                                                              341,200

Person With      9)       Sole Dispositive Power .......................................................................................

___________________________________________________________________________

-0-

10)      Shared Dispositive Power ...................................................................................

621,728*

11)	Aggregate Amount Beneficially Owned by Each Reporting Person . . . . . . . . . .. . . . . . . . . . . . .

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) . . . . .

. . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

7.13%

13)	Percent of Class Represented by Amount in Row (11) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

CO

14)       Type of Reporting Person (See Instructions) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

*       Includes 280,528 Shares (3.22%) owned by Arcadian Energy, Inc., which is wholly owned by Realty Advisors, Inc.

4

1)	Names of Reporting Person

Arcadian Energy, Inc.

. . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ..

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . .

(b) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . .

3)       SEC Use Only . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

WC

4)       Source of Funds (See Instructions) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Nevada

6)       Citizenship or Place of Organization .. . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

280,528*

7)       Sole Voting Power ..............................................................................................

Number of          ___________________________________________________________________________

Shares

                                                                                                -0-

Beneficially        8)       Shared Voting Power ..........................................................................................

Owned by          ___________________________________________________________________________

Each Reporting

                                                                                              280,528*

Person With      9)       Sole Dispositive Power .......................................................................................

___________________________________________________________________________

-0-

10)      Shared Dispositive Power ...................................................................................

280,528

11)	Aggregate Amount Beneficially Owned by Each Reporting Person . . . . . . . . . .. . . . . . . . . . . . .

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) . . . . .

. . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

3.22%

13)	Percent of Class Represented by Amount in Row (11) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

CO

14)       Type of Reporting Person (See Instructions) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

*       272,984 shares were incorrectly reported in Amendment No. 54, and it discovered 1,000 shares attributed incorrectly to American Realty Investors, Inc; 6,744 Shares (0.08%) acquired April 1, 2020.

5

1)	Names of Reporting Person

May Realty Holdings, Inc.

. . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ..

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . .

(b) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . .

3)       SEC Use Only . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

OO

4)       Source of Funds (See Instructions) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Nevada

6)       Citizenship or Place of Organization .. . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

-0-

7)       Sole Voting Power ..............................................................................................

Number of          ___________________________________________________________________________

Shares

                                                                                                -0-

Beneficially        8)       Shared Voting Power ..........................................................................................

Owned by          ___________________________________________________________________________

Each Reporting

                                                                                              -0-

Person With      9)       Sole Dispositive Power .......................................................................................

___________________________________________________________________________

-0-

10)      Shared Dispositive Power ...................................................................................

7,393,646*

11)	Aggregate Amount Beneficially Owned by Each Reporting Person . . . . . . . . . .. . . . . . . . . . . . .

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) . . . . .

. . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

84.82%

13)	Percent of Class Represented by Amount in Row (11) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

CO

14)       Type of Reporting Person (See Instructions) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

*       Includes (i) 341,200 Shares (3.91%) owned by Realty Advisors, Inc. (“RAI”), which is wholly owned by May Realty Holdings, Inc., (ii) 280,528 Shares (3.22%) owned by Arcadian Energy, Inc., which is wholly owned by RAI, (iii) 5,383,192 Shares (61.76%) owned by American Realty Investors, Inc. (“ARL”), which is 84% beneficially owned by RAI, (iv) 1,383,226 Shares (15.87%) owned by Transcontinental Realty Acquisition Corporation, which is wholly owned by ARL, and (v) 5,300 Shares owned by EQK Holdings, Inc., which is wholly owned by ARL.

6

1)	Names of Reporting Person

Daniel J. Moos

. . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ..

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . .

(b) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . .

3)       SEC Use Only . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

WC

4)       Source of Funds (See Instructions) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

USA

6)       Citizenship or Place of Organization .. . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

295,100

7)       Sole Voting Power ..............................................................................................

Number of          ___________________________________________________________________________

Shares

                                                                                                -0-

Beneficially        8)       Shared Voting Power ..........................................................................................

Owned by          ___________________________________________________________________________

Each Reporting

                                                                                              295,100

Person With      9)       Sole Dispositive Power .......................................................................................

___________________________________________________________________________

-0-

10)      Shared Dispositive Power ...................................................................................

295,100

11)	Aggregate Amount Beneficially Owned by Each Reporting Person . . . . . . . . . .. . . . . . . . . . . . .

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) . . . . .

. . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

3.39%

13)	Percent of Class Represented by Amount in Row (11) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

IN

14)       Type of Reporting Person (See Instructions) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

7

1)	Names of Reporting Person

EQK Holdings, Inc.

. . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . .

(b) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . .

3)       SEC Use Only . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

WC

4)       Source of Funds (See Instructions) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Nevada

6)       Citizenship or Place of Organization .. . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

5,300

7)       Sole Voting Power ..............................................................................................

Number of          ___________________________________________________________________________

Shares

                                                                                                -0-

Beneficially        8)       Shared Voting Power ..........................................................................................

Owned by          ___________________________________________________________________________

Each Reporting

                                                                                              5,300

Person With      9)       Sole Dispositive Power .......................................................................................

___________________________________________________________________________

-0-

10)      Shared Dispositive Power ...................................................................................

5,300

11)	Aggregate Amount Beneficially Owned by Each Reporting Person . . . . . . . . . .. . . . . . . . . . . . .

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) . . . . .

. . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

0.06%

13)	Percent of Class Represented by Amount in Row (11) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

CO

14)       Type of Reporting Person (See Instructions) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

8

Item 1. Security and Issuer

This Amendment No. 55 to Statement on Schedule 13D relates to the shares of Common Stock, par value $0.01 per share (the “Shares”), of TRANSCONTINENTAL REALTY INVESTORS, INC., a Nevada corporation (“TCI” or the “Issuer”), and further amends the original Statement on Schedule 13D, as amended by Amendment Nos. 1 through 54 (the “Amended Statement”), filed by and on behalf of the “Reporting Persons” described below and others who are no longer “Reporting Persons.” The principal executive offices of TCI are located at 1603 LBJ Freeway, Suite 800, Dallas, Texas 75234. The CUSIP number of the Shares is 893617-20-9.

This Amendment No. 55 to Schedule 13D is being filed (i) to reflect the correct number of Shares held by two Reporting Persons, following account confirmations concluded on June 15, 2020, and (ii) to include a new Reporting Person which holds 5,300 Shares. See Items 2 and 5 below.

Item 2. Identity and Background

Item 2 of the Amended Statement is hereby further amended as follows:

(a)-(c) This Amendment is being filed on behalf of American Realty Investors, Inc., a Nevada corporation (“ARL”), Transcontinental Realty Acquisition Corporation (“TRAC”), EQK Holdings, Inc., a Nevada corporation (“EQK”), Realty Advisors, Inc., a Nevada corporation (“RAI”), Arcadian Energy, Inc., a Nevada corporation (“AEI”), May Realty Holdings, Inc., a Nevada corporation (“MRHI”), and Daniel J. Moos, an individual, who is also the President and Chief Executive Officer of ARL, EQK, TCI, TRAC and President of MRHI and RAI (“Moos”). Each of EQK and TRAC is a wholly owned subsidiary of ARL. ARL’s Common Stock is publicly held and listed and traded on the New York Stock Exchange (“NYSE”). RAI (which is wholly owned by MRHI), indirectly through Realty Advisors, LLC, a Nevada limited liability company (“RALLC”), of which RAI is the sole member, owns approximately 84% of the Common Stock of ARL. All of ARL, TRAC, EQK, RAI, MRHI, AEI and Moos are collectively referred to as the “Reporting Persons,” and each has their principal executive offices located at 1603 LBJ Freeway, Suite 800, Dallas, Texas 75234. The Reporting Persons may be deemed to constitute a “person” within the meaning of Section 13(d) of the Exchange Act, as amended, because each of EQK and TRAC is a wholly owned subsidiary of ARL, RAI indirectly owns over 84% of the Common Stock of ARL and 100% of the capital stock of AEI, and Moos is the President and Chief Executive Officer of ARL, TCI, TRAC, EQK, MRHI and RAI.

Item 5. Interest in Securities of the Issuer

Item 5 of the Amended Statement is hereby further amended as follows:

(a)                According to the latest information available from the Issuer, as of May 14, 2020, the total number of issued and outstanding Shares was believed by the Reporting Persons to be 8,717,767. As of June 15, 2020, after giving effect to the matter described in Item 5(c) below, the following Shares were owned directly and beneficially by the Reporting Persons set forth below:

9

Name	No. of Shares Owned Beneficially	Approximate % of Class
ARL*t	6,771,718	77.68%
AEI	280,528	3.22%
EQK	5,300t	1.06%
TRAC	1,383,226	15.87%
RAI	615,184‡	7.06%
MRHI~	7,393,646	84.82%
Moos	295,100	3.39%
Totals	7,688,746	88.20%

*       ARL owns 5,383,192 Shares direct.

t 1,383,226 Shares are the same Shares owned by TRAC, which is a wholly owned subsidiary of ARL, and 5,300 Shares are the same Shares owned by EQK.

~   includes Shares owned by RAI (341,200), AEI (280,528), ARL (5,383,192), EQK (5,300)

and TRAC (1,383,226).

‡ includes Shares owned by AEI.

Pursuant to Rule 13d-3 under the Exchange Act, each of the directors of ARL may be deemed to beneficially own the number of Shares owned by ARL; each of the directors of ARL and TRAC may be deemed to beneficially own the number of Shares owned by TRAC described above; and each of the directors of RAI may be deemed to beneficially own the number of Shares owned by RAI and its wholly owned subsidiary, AEI. Those individuals and the number of Shares deemed beneficially owned pursuant to Rule 13d-3 and the approximate percent of the class, as well as the relationship, as of June 15, 2020, are set forth in the following table:

Name of Director	Director of Entity	No. of Shares Beneficially Owned	% of Class

Henry A. Butler	ARL	6,771,718*t	77.68%
William J. Hogan	ARL	6,771,718*t	77.68%
Robert A. Jakuszewski	ARL	6,771,718*t	77.68%
Daniel J. Moos	TRAC + EQK	1,683,626*t✓	19.31%
Ted R. Munselle	ARL	6,771,718*t	77.68%
Robert C. Murray, Sr.	AEI	280,528	3.22%
Mickey Ned Phillips	RAI	615,184	7.06%
Raymond D. Roberts, Sr.	ARL	6,771,718*t	77.68%
Christine Van Derwarker	AEI	280,528	3.22%

Total Units beneficially owned by Reporting

Persons and individuals listed above (9 persons):                      7,688,746*t✓                         88.20%

✓	Daniel J. Moos, individually, owns 295,100 Shares, which are included in the table.
10

(b)                Each of the directors of ARL (Messrs. Butler, Hogan, Jakuszewski, Munselle and Roberts) shares voting and dispositive power over the 5,383,192 Shares beneficially owned by ARL; the director of TRAC and EQK has voting and dispositive power over the 1,383,226 Shares held by TRAC and 5,300 Shares held by EQK; the director of RAI (Mickey Ned Phillips) has voting and dispositive power over 341,200 Shares held by RAI; the directors of AEI hold voting and dispositive power over the 280,528 Shares held by AEI; and each of the current members of the respective Boards of Directors of ARL, TRAC, EQK, AEI, MRHI and RAI disclaims beneficial ownership of the Shares owned by the respective entities.

(c)                During the 60 calendar days ended June 15, 2020, the Reporting Persons and their executive officers and directors, as the case may be, did not engage in any transaction in the Shares or any other equity interest derivative thereof.

(d)                No person, other than the Reporting Persons or their respective Boards of Directors, is known to have the right to receive or the power to direct receipt of dividends from, or proceeds of sale of, the Shares of TCI Common Stock held by ARL, AEI, EQK, RAI, TRAC or Moos.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Amended Statement is hereby further amended to read as follows:

TRAC made accommodation pledges for loans to others to Robert Grubin (100,000 Shares) and Scott Kim (100,000 Shares).

Of the Shares owned by AEI, 103,169 Shares are subject to an accommodation pledge to ABC Land & Development, Inc. (“ABCLD”) in connection with a loan to RAI, and 169,815 Shares are subject to an accommodation pledge in favor of Sanders Morris Harris in connection with an obligation of another entity.

Shares held by ARL are subject to accommodation pledges previously made for loans to others by ABCLD (846,202 Shares), Elizabeth Shillington (161,959 Shares), and Bob Shaw (438,600 Shares).

The remaining Shares held by RAI, ARL, EQK and TRAC may be deemed to be “collateral” for borrowings, pursuant to margin or other account arrangements with bankers and brokerage firms relating to brokerage accounts. Such arrangements are standard arrangements involving margin securities of up to a specified percentage of market value of the Shares and other collateral and bear interest at varying rates and contain only standard default and similar provisions, the operation of any of which should not give any other person immediate voting power or investment power over such securities. Such arrangements exist with the Shares and other securities held in such accounts, and it is impracticable at any given time to determine the amounts, if any, with respect to the Shares, and interest costs under such arrangements may vary with applicable costs and account balances.

Except as set forth in the preceding paragraphs, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profits or loss, or the giving or withholding of proxies.

11

SIGNATURES

After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 55 to Statement on Schedule 13D is true, complete and correct.

Dated: June 19, 2020

AMERICAN REALTY INVESTORS, INC.		TRANSCONTINENTAL REALTY ACQUISITION CORPORATION

By:	/s/ Daniel J. Moos	By:	/s/ Daniel J. Moos
Daniel J. Moos, President		Daniel J. Moos, President

REALTY ADVISORS, INC.		/s/ Daniel J. Moos
Daniel J. Moos, individually
By:	/s/ Daniel J. Moos
Daniel J. Moos, President		ARCADIAN ENERGY, INC.

MAY REALTY HOLDINGS, INC.		By:	/s/ Robert C. Murray, Sr.
Robert C. Murray, Sr., President
By:	/s/ Daniel J. Moos
Daniel J. Moos, President		EQK HOLDINGS, INC.

/s/ Daniel J. Moos		By:	/s/ Daniel J. Moos
Daniel J. Moos, individually		Daniel J. Moos, President